UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2018
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 13, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings	2

Consolidated Comprehensive Income	3

Consolidated Changes in Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Unaudited Interim Condensed Consolidated Financial Statements	8 to 22

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	249,072	210,158	486,301	417,278
Cost of sales	194,605	162,783	381,382	320,763
Gross profit	54,467	47,375	104,919	96,515
Selling, general and administrative expenses	27,626	28,717	56,749	54,690
Research expenses	3,233	2,643	6,454	5,622
	30,859	31,360	63,203	60,312
Operating profit before manufacturing facility closures, restructuring and other related (recoveries) charges	23,608	16,015	41,716	36,203
Manufacturing facility closures, restructuring and other related (recoveries) charges	(407)	410	(300)	677
Operating profit	24,015	15,605	42,016	35,526
Finance costs (Note 3)
Interest	3,945	1,283	6,407	2,431
Other expense, net	1,328	274	2,453	702
	5,273	1,557	8,860	3,133
Earnings before income tax expense	18,742	14,048	33,156	32,393
Income tax expense (Note 4)
Current	765	2,753	1,753	5,446
Deferred	2,901	1,222	5,033	3,441
	3,666	3,975	6,786	8,887
Net earnings	15,076	10,073	26,370	23,506

Net earnings (loss) attributable to:
Company shareholders	15,144	10,199	26,503	23,661
Non-controlling interests	(68)	(126)	(133)	(155)
	15,076	10,073	26,370	23,506
Earnings per share attributable to Company shareholders (Note 5)
Basic	0.26	0.17	0.45	0.40
Diluted	0.26	0.17	0.45	0.40
The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Net earnings	15,076	10,073	26,370	23,506
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1)	515	87	2,247	273
Change in cumulative translation adjustments	(3,781)	2,475	(4,367)	4,912
Items that will be subsequently reclassified to net earnings	(3,266)	2,562	(2,120)	5,185
Comprehensive income for the period	11,810	12,635	24,250	28,691

Comprehensive income (loss) for the period attributable to:
Company shareholders	12,336	12,749	24,842	28,523
Non-controlling interests	(526)	(114)	(592)	168
	11,810	12,635	24,250	28,691

(1)
Presented net of deferred income tax expense of $53 and $345 for the three and six months ended June 30, 2018, respectively, and $53 and $167 for the three and six months ended June 30, 2017, respectively. Refer to Note 9 for additional information on the Company’s cash flow hedges.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Six months ended June 30, 2017
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 8)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards		500	(500)						—		—
Change in excess tax benefit on outstanding share-based awards			(2,198)				1,442		(756)		(756)
Share-based compensation (Note 8)			(7,874)				(5,228)	(1)	(13,102)		(13,102)
Share-based compensation expense credited to capital on options exercised (Note 8)		495	(495)						—		—
Dividends on common shares (Note 8)							(16,546)		(16,546)		(16,546)
	226,875	2,357	(11,067)				(20,332)		(29,042)		(29,042)
Net earnings (loss)							23,661		23,661	(155)	23,506
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 9)					273	273			273		273
Change in cumulative translation adjustments				4,589		4,589			4,589	323	4,912
				4,589	273	4,862			4,862	323	5,185
Comprehensive income for the period				4,589	273	4,862	23,661		28,523	168	28,691

Non-controlling interest arising from investment in Capstone(3)										15	15
Balance as of June 30, 2017	59,287,210	353,560	18,518	(14,922)	137	(14,785)	(121,276)		236,017	6,590	242,607

(1)	Presented net of income tax benefit of $1,442 for the six months ended June 30, 2017.

(2)	Presented net of deferred income tax expense of $167 for the six months ended June 30, 2017.

(3)	Refers to the purchase by the Company of shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Six months ended June 30, 2018
(In thousands of US dollars, except for number of common shares)
(Unaudited)

				Accumulated other comprehensive loss
				Cumulative translation adjustment account	Reserve for cash flow hedges				Total equity attributable to Company shareholders	Non-controlling interests
	Capital stock		Contributed surplus								Total equity
	Number	Amount				Total	Deficit
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 8)	17,500	163							163		163
Change in excess tax benefit on exercised share-based awards		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards			(568)						(568)		(568)
Share-based compensation (Note 8)			195				(284)	(1)	(89)		(89)
Share-based compensation expense credited to capital on options exercised (Note 8)		48	(48)						—		—
Dividends on common shares (Note 8)							(16,467)		(16,467)		(16,467)
	17,500	218	(428)				(16,751)		(16,961)		(16,961)
Net earnings (loss)							26,503		26,503	(133)	26,370
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (2) (Note 9)					2,247	2,247			2,247		2,247
Change in cumulative translation adjustments				(3,908)		(3,908)			(3,908)	(459)	(4,367)
				(3,908)	2,247	(1,661)			(1,661)	(459)	(2,120)
Comprehensive income for the period				(3,908)	2,247	(1,661)	26,503		24,842	(592)	24,250
Capital transactions with non-controlling shareholders of Capstone (Note 10)							2,485		2,485	10,915	13,400
Balance as of June 30, 2018	58,817,410	350,977	17,102	(18,965)	3,835	(15,130)	(94,450)		258,499	16,912	275,411

(1)	Presented net of income tax benefit of $96 for the six months ended June 30, 2018.

(2)	Presented net of deferred income tax expense of $345 for the six months ended June 30, 2018.
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	15,076	10,073	26,370	23,506
Adjustments to net earnings
Depreciation and amortization	9,947	8,363	20,006	16,638
Income tax expense	3,666	3,975	6,786	8,887
Interest expense	3,945	1,283	6,407	2,431
Share-based compensation (benefit) expense	(714)	3,976	(304)	5,164
Loss on foreign exchange	921	2	1,690	193
Pension and other post-retirement expense related to defined benefit plans	700	698	1,426	1,383
Other adjustments for non-cash items	253	(388)	917	(745)
Income taxes received (paid), net	385	(2,461)	363	(2,762)
Contributions to defined benefit plans	(1,004)	(1,836)	(1,516)	(2,429)
Cash flows from operating activities before changes in working capital items	33,175	23,685	62,145	52,266
Changes in working capital items
Trade receivables	(1,025)	(1,176)	(5,836)	(3,406)
Inventories	(724)	(2,927)	(23,577)	(12,355)
Parts and supplies	(708)	(557)	(1,185)	(1,164)
Other current assets	(1,604)	(1,200)	(1,686)	1,245
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(877)	2,196	(21,672)	(26,263)
Provisions	(743)	(432)	(825)	(1,311)
	(5,681)	(4,096)	(54,781)	(43,254)
Cash flows from operating activities	27,494	19,589	7,364	9,012

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(16,352)	(20,392)	(34,748)	(42,516)
Restricted cash (1)	—	(71,785)	—	(71,785)
Other investing activities	(199)	14	(355)	33
Cash flows from investing activities	(16,551)	(92,163)	(35,103)	(114,268)

FINANCING ACTIVITIES
Proceeds from borrowings	373,310	113,966	474,633	153,477
Repayment of borrowings	(361,421)	(27,081)	(416,657)	(41,289)
Payments of debt issue costs	(2,618)	—	(2,618)	—
Interest paid	(2,179)	(1,391)	(4,529)	(2,599)
Proceeds from exercise of stock options	93	1,256	163	1,362
Dividends paid	(8,140)	(8,365)	(16,473)	(16,681)
Other financing activities	1	(545)	1	(638)
Cash flows from financing activities	(954)	77,840	34,520	93,632

Net increase (decrease) in cash	9,989	5,266	6,781	(11,624)
Effect of foreign exchange differences on cash	(1,128)	1,353	(1,935)	1,393
Cash, beginning of period	5,078	4,106	9,093	20,956
Cash, end of period	13,939	10,725	13,939	10,725

(1)
Restricted cash for the three and six months ended June 30, 2017 consists of cash transferred into a third-party trust account as part of the Company’s acquisition of Canadian Technical Tape Ltd. The funds were released from the trust account following the acquisition closing on July 1, 2017.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,939	9,093
Trade receivables	113,089	106,634
Inventories	151,218	128,233
Parts and supplies	19,734	18,571
Other current assets	17,242	16,188
	315,222	278,719
Property, plant and equipment	325,344	313,520
Goodwill	48,673	41,690
Intangible assets	43,834	47,318
Deferred tax assets	26,317	27,627
Other assets	10,982	6,998
Total assets	770,372	715,872

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	87,755	104,812
Share-based compensation liabilities, current (Note 8)	4,974	10,265
Call option redemption liability (Note 9)	11,864	12,725
Provisions, current	341	657
Borrowings, current (Note 7)	24,388	14,979
	129,322	143,438
Borrowings, non-current (Note 7)	308,718	264,484
Pension, post-retirement and other long-term employee benefits	29,056	29,298
Share-based compensation liabilities, non-current (Note 8)	2,167	4,984
Deferred tax liabilities	19,570	13,769
Provisions, non-current	2,680	3,221
Other liabilities	3,448	1,956
Total liabilities	494,961	461,150

EQUITY
Capital stock (Note 8)	350,977	350,759
Contributed surplus	17,102	17,530
Deficit	(94,450)	(106,687)
Accumulated other comprehensive loss	(15,130)	(13,469)
Total equity attributable to Company shareholders	258,499	248,133
Non-controlling interests	16,912	6,589
Total equity	275,411	254,722
Total liabilities and equity	770,372	715,872
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2018
(In US dollars, tabular amounts in thousands, except per share data and as otherwise noted)
(Unaudited)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of June 30, 2018 and December 31, 2017, as well as its consolidated earnings, comprehensive income and cash flows for the three and six months ended June 30, 2018 and 2017 and the changes in equity for the six months ended June 30, 2018 and 2017.
These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements use the same accounting policies, except for the adoption of the new standards described below, and use the same methods of computation as compared with the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in these financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by plan amendment or settlement during interim periods.
These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.
These financial statements were authorized for issuance by the Company’s Board of Directors on August 10, 2018.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in these financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements other than (as noted above) the accounting policies and methods of computation for the estimate of the provision for income taxes and the re-measurement of the defined benefit liability.

New Standards Adopted as of January 1, 2018
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has chosen the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15.
The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated.
New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:
IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the financial statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework").This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on November 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	46,271	40,000	92,972	80,184
Share-based compensation (benefit) expense (Note 8)	(714)	3,976	(304)	5,164
Pension, post-retirement and other long-term employee benefit plans:
Defined benefit plans	719	718	1,464	1,425
Defined contributions plans	1,253	1,253	3,014	2,558
	47,529	45,947	97,146	89,331

Finance costs - Interest
Interest on borrowings	3,280	1,497	5,764	2,769
Amortization of debt issue costs on borrowings	1,279	147	1,469	276
Interest capitalized to property, plant and equipment	(614)	(361)	(826)	(614)
	3,945	1,283	6,407	2,431

Finance costs - Other expense, net
Foreign exchange loss	915	1	1,684	192
Other costs, net	413	273	769	510
	1,328	274	2,453	702

Additional information
Depreciation of property, plant and equipment	8,933	7,482	17,960	14,908
Amortization of intangible assets	1,013	881	2,045	1,730
Impairment of assets	207	361	553	217
4 - INCOME TAXES
The calculation of the Company’s effective tax rate is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Income tax expense	$3,666	$3,975	$6,786	$8,887
Earnings before income tax expense	$18,742	$14,048	$33,156	$32,393
Effective tax rate	19.6%	28.3%	20.5%	27.4%

The decrease in the effective tax rate in the three and six months ended June 30, 2018 as compared to the same periods in 2017 was primarily due to the reduction in the US statutory corporate tax rate as a result of the Tax Cuts and Jobs Act ("TCJA"), partially offset by an unfavourable change in the mix of earnings between jurisdictions and the elimination and limitation of certain deductions in the US as a result of the TCJA.

5 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Basic	58,811,586	59,153,920	58,806,485	59,144,024
Effect of stock options	292,313	403,523	317,492	399,307
Effect of performance share units	—	—	—	289,820
Diluted	59,103,899	59,557,443	59,123,977	59,833,151

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Stock options that were anti-dilutive and not included in diluted earnings per share	242,918	—	242,918	—
The performance share unit ("PSU") plan was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company and were included in the calculation of weighted average diluted common shares, to the extent they were dilutive, when the applicable performance conditions had been satisfied. Subsequent to amendment, there is no impact of PSUs in the calculation of weighted average diluted common shares. For the three and six months ended June 30, 2017 there were nil and 885,718 PSUs, respectively, which met the performance criteria and were included in the calculation of weighted average diluted shares outstanding.
6 - COMMITMENTS
The following table summarizes information related to commitments to purchase machinery and equipment:

	June 30, 2018	December 31, 2017
Commitments to purchase machinery and equipment	$29,167	$29,281

7 - BORROWINGS
On June 14, 2018, the Company entered into a new five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility").
The 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full and a corresponding write-off of debt issue costs of $1.0 million was recorded as interest expense under the caption finance costs in earnings. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.6 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $200.0 million term loan (“2018 Term Loan”) and a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) with the 2018 Term Loan amortizing 35% over five years. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $800.0 million if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio (weighted average of 200 basis points as of June 30, 2018).
As of June 30, 2018, the 2018 Term Loan's outstanding balance amounted to $200.0 million and the 2018 Revolving Credit Facility’s outstanding balance amounted to $110.7 million, for a total outstanding balance under the 2018 Credit Facility of $310.7 million ($308.1 million, net of $2.6 million in unamortized debt issue costs). Including $31.3 million in standby letters of credit, total utilization under the 2018 Credit Facility amounted to $342.0 million. Accordingly, the Company’s unused availability as of June 30, 2018 amounted to $258.0 million.

The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 2.33 and 12.27, respectively, as of June 30, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions.
Borrowings are comprised of the following:

	June 30, 2018	December 31, 2017
	$	$
2018 Credit Facility (1)	308,161	—
2014 Revolving Credit Facility (2)	—	254,773
Powerband Revolving Line of Credit (3)	9,823	9,563
Finance lease liabilities	6,503	8,817
Forgivable government loan (4)	5,215	4,660
Other loans	3,404	1,650
	333,106	279,463
Less: current borrowings	24,388	14,979
	308,718	264,484

(1)	The 2018 Credit Facility is presented net of unamortized related debt issue costs, amounting to $2.6 million as of June 30, 2018.

(2)	The 2014 Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.4 million as of December 31, 2017.

(3)	"Powerband Revolving Line of Credit" refers to debt maintained by Powerband Industries Private Limited (doing business as "Powerband").

(4)	The forgivable government loan is shown net of imputed interest amounting to $0.3 million as of June 30, 2018 and December 31, 2017.

Reconciliation of liabilities arising from financing activities
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
Cash flows:
Proceeds	462,353	12,280	—	474,633
Repayments	(402,995)	(11,252)	(2,410)	(416,657)
Debt issuance costs	(2,618)	—	—	(2,618)
Non-cash:
Additions – separately acquired (Note 10)	—	—	102	102
Additions through business acquisitions	346	533	—	879
Amortization of debt issuance costs	424	—	—	424
Write-off of debt issuance costs	1,045	—	—	1,045
Foreign exchange and other	(3,414)	(745)	(6)	(4,165)
Reclassification	(10,271)	10,271	—	—
Balance as of June 30, 2018	305,170	21,433	6,503	333,106

8 - CAPITAL STOCK
Common Shares
The Company’s common shares outstanding as of June 30, 2018 and December 31, 2017 were 58,817,410 and 58,799,910, respectively.
Dividends
The cash dividends paid during the period were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140

(1)	The aggregate dividend payment amount presented in the table above has been adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
Under its normal course issuer bid ("NCIB"), the Company may repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018.
There were no share repurchases during the three and six months ended June 30, 2018 and 2017. As of June 30, 2018 , there were 3,512,700 shares available for repurchase under the NCIB.
The NCIB which expired on July 16, 2018 was renewed for a twelve-month period starting July 23, 2018. There were no shares repurchased under the renewed NCIB as of August 10, 2018.
Stock Options
The following tables summarize information related to stock options (in Canadian dollars ("CDN") where noted):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Stock options granted	—	—	242,918	—
Weighted average exercise price per stock option granted	—	—	CDN$21.76	—
Stock options exercised	10,000	161,875	17,500	226,875
Weighted average exercise price per stock option exercised	CDN$12.04	CDN$10.33	CDN$12.04	CDN$8.00

June 30, 2018
Stock options outstanding	1,059,793
Weighted average exercise price per stock option outstanding	CDN$14.46

During the six months ended June 30, 2018, the weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Six months ended June 30, 2018
Expected life	4.8 years
Expected volatility(1)	32.09%
Risk-free interest rate	2.05%
Expected dividends	3.30%
Stock price at grant date	CDN$21.76
Exercise price of awards	CDN$21.76
Foreign exchange rate USD to CDN	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant.
Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of restricted share units ("RSUs") as an available cash-settled award type. An RSU, as defined by the Amended and Restated PSU and RSU Plan, is a right to receive a cash payment equal to the five trading days volume weighted average price ("VWAP") of a common share of the Company on the TSX upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of an RSU is to provide award holders with a proprietary interest in the Company to: (a) increase the incentives of those award holders who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such award holders to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability. On March 21, 2018, 113,047 RSUs were granted at a weighted average fair value of $16.29. As of June 30, 2018 the weighted average fair value of the RSUs outstanding was $13.48.

Deferred Share Units
The following table summarizes information related to deferred share units ("DSUs"):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
DSUs granted	36,204	32,280	43,203	40,242
Weighted average fair value per DSU granted	$14.50	$18.58	$14.94	$18.30
DSUs settled	37,668	—	37,668	—
Weighted average fair value per DSU settled	$14.50	—	$14.50	—
Cash payments on DSUs settled	$546	—	$546	—

June 30, 2018
DSUs outstanding	172,962
Weighted average fair value per DSU outstanding	$13.48
Performance Share Units
The following table summarizes information about PSUs during the period:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
PSUs granted	—	—	284,571	358,386
Weighted average fair value per PSU granted	—	—	$17.84	$16.15
PSU forfeited/cancelled	3,638	—	3,638	6,198
PSUs settled (1)	117,605	208,800	335,465	208,800
Weighted average fair value per PSU settled	$14.50	$27.74	$15.87	$27.74
Cash payments on PSUs settled(2)	$1,895	$4,174	$5,863	$4,174

(1)	The following table summarizes the Target Shares ("Target Shares" are 100% of the PSUs granted) and performance adjustments on settled PSUs included in the table above:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125

(2)	Cash payments on PSUs settled includes the fair value of the PSUs plus the cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, considering the following weighted average assumptions:

	Six months ended June 30,
	2018	2017
Expected life	3 years	3 years
Expected volatility(1)	30%	34%
US risk-free interest rate	2.43%	1.57%
Canadian risk-free interest rate	1.96%	N/A
Expected dividends(2)	0%	0%
Performance period starting price(3)	CDN$21.13	CDN$22.26
Closing stock price on TSX as of the estimation date	CDN$20.59	CDN$21.94

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.
The following table summarizes information about PSUs outstanding as of:

June 30, 2018
PSUs outstanding	1,048,779
Weighted average fair value per PSU outstanding	$9.38
Based on the Company’s performance adjustment factors (see additional information below), the number of PSUs earned if all of the outstanding PSUs were to be settled at June 30, 2018 would be as follows:

Grant Date	Performance
March 21, 2016	50%
December 20, 2016	0%
March 20, 2017	0%
March 21, 2018	50%
Grant details for PSUs granted prior to December 31, 2017:
The number of PSUs which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" are 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%
The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.

Grant details for PSUs granted subsequent to December 31, 2017:
The number of PSUs which will be eligible to vest is determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
Stock Appreciation Rights
There were no stock appreciation rights (“SARs”) outstanding as of June 30, 2018. The following tables summarize information regarding SARs:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
SARs exercised	40,000	—	147,500	13,250
Base price	CDN$7.56	CDN$7.56	CDN$7.56	CDN$7.56
Cash payments on exercise, including awards exercised but not yet paid	$323	—	$1,481	$155

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative ("SG&A") expense:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Stock options	135	45	195	121
PSUs	(1,122)	2,923	(750)	4,202
RSUs	162	—	221	—
DSUs	184	814	127	834
SARs	(73)	194	(97)	7
	(714)	3,976	(304)	5,164
The following table summarizes share-based liabilities recorded in the consolidated balance sheets as of:

	June 30, 2018	December 31, 2017
Share-based compensation liabilities, current	$	$
PSUs (1)	2,517	5,709
RSUs (1)	42	—
DSUs (2)	2,415	2,956
SARs	—	1,600
	4,974	10,265

Share-based compensation liabilities, non-current
PSUs (1)	1,989	4,984
RSUs (1)	178	—
	2,167	4,984

(1)     Includes dividend equivalents accrued.
(2)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.
9 - FINANCIAL INSTRUMENTS
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges.
The terms of the interest rate swap agreements are as follows:

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
March 18, 2015	November 18, 2019	40,000	Monthly	1.6100
August 18, 2015	August 20, 2018	60,000	Monthly	1.1970
June 8, 2017	June 20, 2022	40,000	Monthly	1.7900
July 21, 2017	July 18, 2022	CDN$90,000 (1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60,000	Monthly	2.0450

(1)	The notional amount will decrease by CDN$18.0 million on the 18th of July of each year until settlement.
As of June 30, 2018 and December 31, 2017, the carrying amount and fair value of the interest rate swap agreements was an asset included in other assets in the consolidated balance sheet, amounting to $4.7 million and $2.1 million, respectively.

The following table summarizes information regarding the change in fair value of the interest rate swap agreements:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Increase in fair value of the derivatives used for calculating hedge effectiveness	568	140	2,592	440
Classification and Fair Value of Financial Instruments
The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities and the call option redemption liability is comparable to their respective carrying amounts, given their short maturity periods.
Long-term Borrowings and Interest Rate Swaps
The Company categorizes long-term borrowings and interest rate swaps as Level 2 on the three-level fair value hierarchy, meaning the fair value is estimated using a valuation technique based on observable market data, either directly or indirectly. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
Option Agreements
On July 4, 2017, the Company and the non-controlling shareholders of Powerband Industries Private Limited executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. The Company's call option obligation under the term sheet and shareholders' agreement with the non-controlling shareholders of Powerband Industries Private Limited is recorded in the call option liability on the consolidated balance sheet in the amount of $11.9 million and $12.7 million as of June 30, 2018 and December 31, 2017, respectively.
As of August 10, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.
10 - BUSINESS ACQUISITIONS

On May 11, 2018 the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited (d/b/a “Airtrax”) ("Airtrax Acquisition") through the Company's controlled subsidiary, Capstone, of which the Company currently owns 55%. Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry.

As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at approximately $13 million that were formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. As a result of the in-kind contribution, the Company recorded a $10.9 million increase to equity attributable to non-controlling interest as well as a $2.5 million credit to deficit in the consolidated changes in equity for the six months ended June 30, 2018. As of this reporting date, the Company held a 52% controlling ownership stake in Capstone while the minority shareholders held a 48% non-controlling interest in Capstone, as reflected in the June 30, 2018 balance sheet.

On August 10, 2018 the Company acquired additional shares of Capstone in exchange for approximately $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%.

The Airtrax purchase agreement contains customary indemnification provisions. As of June 30, 2018, there were no outstanding obligations or indemnifications, other than the commitment to purchase additional shares of Capstone.

The Airtrax Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further enhance and extend the Company’s product offering, and provide a globally competitive position in woven products. The Company expects a significant portion of the acquisition's purchase price to be assigned to goodwill and intangible assets. Management is in the process of allocating the fair value of the opening balance sheet purchase price allocation and post-closing equity transactions and was not yet completed as of June 30, 2018.

The preliminary fair values of net identifiable assets acquired at the date of acquisition were as follows:

May 11, 2018
$
Current assets
Trade receivables (1)	1,296
Inventories	1,565
Parts and supplies	54
Other current assets	477
Property, plant and equipment	2,785
6,177
Current liabilities
Accounts payable and accrued liabilities	959
Borrowings, current	533
Borrowings, non-current	346
Pension, post-retirement and other long-term employee benefits	8
1,846
Fair value of net identifiable assets acquired	4,331

(1)	The gross contractual amounts receivable were $1.3 million. As of June 30, 2018, the Company has collected substantially all of the outstanding trade receivables.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill to be deductible for income tax purposes.

The preliminary fair value of goodwill at the date of acquisition was as follows:

May 11, 2018
$
Fair value of increase to non-controlling interest	10,915
Effect of change in IPG's ownership interest in Capstone	2,485
Less: fair value of net identifiable assets acquired	4,331
Goodwill	9,069

The Airtrax Acquisition’s impact on the Company’s consolidated earnings was as follows:

May 11 through June 30, 2018
$
Revenue	1,286
Net earnings	195

Had the Airtrax Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Six months ended June 30, 2018
$
Revenue	6,134
Net earnings (1)	570

(1)
Adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Airtrax, and (iii) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $0.1 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the six months ended June 30, 2018.
11 - POST REPORTING EVENTS
Non-Adjusting Events

•
On August 10, 2018, the Company declared a quarterly cash dividend of $0.14 per common share payable on September 28, 2018 to shareholders of record at the close of business on September 14, 2018. The estimated amount of this dividend payment is $8.2 million based on 58,817,410 of the Company’s common shares issued and outstanding as of August 10, 2018.

•
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for total cash consideration of approximately $146 million, subject to certain purchase price adjustments. The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility. Polyair, a private company, is in the protective packaging business and has seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems. The acquisition is expected to further enhance and extend the Company’s product offering, and provide additional scale of protective packaging solutions. The acquisition will be accounted for using the acquisition method of accounting. The Company expects a significant portion of the acquisition purchase price to be assigned to goodwill and intangible assets. The Company does not expect any of the goodwill to be deductible for income tax purposes. Management is not yet able to provide a breakout of the purchase price allocation due to the timing of the acquisition and the post-closing working capital adjustment.

No other significant adjusting or non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Gregory A.C. Yull, Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

(b)	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of August, 2018.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull
Chief Executive Officer

Form 52-109F2
Certification of Interim Filings
Full Certificate
I, Jeffrey Crystal, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify the following:

1.
Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the “Issuer”) for the interim period ended June 30, 2018.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.
Responsibility: The Issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52 - 109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the Issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings:

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(a)	material information relating to the Issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(b)
information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.1
Control framework: The control framework the Issuer’s other certifying officer(s) and I used to design the Issuer’s ICFR is the 2013 Internal Control – Integrated Framework published by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

5.2ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

a.	the fact that the issuer’s other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of:
(i) N/A;
(ii) N/A; or
(iii) a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings;

b.	summary financial information about business that the issuer acquired that has been consolidated in the issuer’s financial statements.

6.
Reporting changes in ICFR: The Issuer has disclosed in the interim MD&A any change in the Issuer’s ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Issuer’s ICFR.

DATED the 13th day of August, 2018.

By: /s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer